AM
2/22/2005

05035624

SEC ... ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALES CAPITAL SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 LARKSPUR LANDING CIRCLE #321
(No. and Street)

LARKSPUR, CA 94939
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATTI & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

1454 RT. 22, SUITE A-104 BREWSTER NY 10509
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELAINE ANDRIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALES CAPITAL SECURITIES, as of DECEMBER 31, 20, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

[signature]
Signature

VICE PRESIDENT
Title

[signature]
Notary Public

CHRIS DEMPSEY
COMM. #1459823
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JANUARY 2, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALES CAPITAL SECURITIES
(FORMERLY eQUITYHOUND SECURITIES CORPORATION)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004
with Report of Independent Auditors

HALES CAPITAL SECURITIES
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

ATTI & COMPANY, PLLC
Certified Public Accountants

Milltown Office Park
1454 Rt 22, Suite A-104
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

P.O. Box 253
Golden's Bridge, New York 10526

Report of Independent Auditors

To the Stockholder and Board of Directors
of Hales Capital Securities

We have audited the accompanying statement of financial condition of Hales Capital Securities (formerly eQuityhound Securities Corporation) (the "Company") as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hales Capital Securities at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atti & Company, PLLC

January 12, 2005

HALES CAPITAL SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets:	
Cash	$ 25,263
Prepaid expenses	736
	25,999
Other Assets:	
Goodwill	59,270
Deferred tax (Note 5)	-
Total assets	$ 85,269

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accrued professional and other expenses	$ 1,850
Stockholder's equity:	
Common stock, no par value	
Authorized shares – 15,000,000	
Issued and outstanding – 10,000	7,200
Preferred stock, no par value	
Authorized shares – 7,500,000	
Issued and outstanding - 0	-
Additional paid-in-capital	146,743
Accumulated deficit	(70,524)
	83,419
Total liabilities and stockholder's equity	$ 85,269

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Expenses:

Expenses charged by parent (Note 4)	$	4,767
Professional fees		2,000
California franchise tax		800
Other expenses		2,870
Net loss (total expenses)	$	10,437

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in-Capital	Acculmlated Deficit	Total Shareholder's Equity
Balance at beginning of year	$ 7,200	$ 124,903	$ (60,087)	$ 72,016
Contributions	-	21,840	-	21,840
Net loss	-	-	(10,437)	(10,437)
Balance at end of year	$ 7,200	$ 146,743	$ (70,524)	$ 83,419

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss	$	10,437
Increase in prepaid expenses		736
Decrease in payables and accrued expenses		900
		12,073
Cash flows from financing activities:		
Contributions to additional paid-in-capital		21,840
Net increase in cash		9,767
Cash at beginning of year		15,496
Cash at end of year	$	25,263

The accompanying notes are an integral part of these financial statements.

1. Summary Description of Business Activities

Hales Capital Securities (formerly eQuityhound Securities Corporation) (the "Company") is a corporation formed on August 21, 2000 in the state of California. The Company received its license from the National Association of Securities Dealers, Inc. ("NASD") to become a licensed securities broker-dealer in May 2001. In addition, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective July 16, 2002, all of the common stock of the Company was acquired for cash by Hales Group, Inc. (formerly MBJC Holdings, Inc.) The acquisition has resulted in a new basis of accounting for the Company. The net purchase price, plus acquisition costs, of $59,270, has been recorded as goodwill in the Company's financial statements.

As a wholly-owned subsidiary, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2004, the Company had net capital of $18,413 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .790 to 1 at December 31, 2004.

4. **Services From Parent**

Hales Group, Inc. provides general and administrative services to the Company. Such services, billed since October 2004, amounted to $ 4,767 and comprised:

Salaries and benefits	$ 4,257
Rent	309
Other	201
	$ 4,767

Similar services were provided without charge prior to October 2004.

5. **Income Taxes**

The Company has sustained losses since inception. At December 31, 2004, it had net operating loss carryforwards of approximately $70,000 for federal and state income/ franchise tax purposes. A future tax benefit (deferred tax asset) has not been recognized in the accompanying financial statements in that it is more likely than not at this time that the deferred tax asset, estimated at approximately $ 18,000 (before valuation allowance of $ 18,000), will not be realized in the future. The Company will consider changing the valuation allowance in the future should circumstances change regarding the realizability of the tax benefit.

HALES CAPITAL SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2004

Net capital	
Total shareholder's equity qualified for net capital	$ 83,419
Less non-allowable assets	(60,006)
Net capital	$ 23,413
Aggregate indebtedness	
Items included in statement of financial condition:	
Accrued expenses	$ 1,850
Total aggregate indebtedness	$ 1,850
Computation of basic net capital requirement	
Net capital	$ 23,413
Minimum net capital required	5,000
Excess net capital	$ 18,413
Ratio: Aggregate indebtedness to net capital	.790 to1

HALES CAPITAL SECURITIES
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.